September 15, 2021

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Ms. Amy Geddes and Ms. Aamira Chaudhry

Division of Corporation Finance, Office of Trade & Services

100 F Street, NE

Washington, DC 20549

RE: AerSale Corporation

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed March 16, 2021

Form 10-Q for the Quarter Ended June 30, 2021

Filed August 9, 2021

File No. 001-38801

Dear Ms. Geddes and Ms. Chaudhry,

AerSale Corporation (the “Company”) respectfully acknowledges receipt of and is pleased to respond to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the fiscal year ended December 31, 2020 and Form 10-Q for the quarter ended June 30, 2021. Below is our response to the comment in your letter dated August 31, 2021. For your convenience of reference and review, we have repeated your comment as presented in the letter in bold and replied immediately under the comment.

Form 10-K for the Fiscal Year Ended December 31, 2020

Accounts Receivable, page 48

1. We note you have recorded an insurance receivable of $2.5 million related to aircraft leased to Air Indus that suffered significant damage as the result of a terrorist attack on June 9, 2014. You also disclose that you are working with the insurance company to negotiate final settlement. Please tell us in further detail how you determined recovery of this insurance receivable is probable.

The insurance receivable balance of $2.5 million is the measure of the loss incurred as a result of a terrorist attack that damaged one of our aircraft on lease and was based on the delta between the net book value of the asset and its estimated salvage value immediately following this event. This aircraft was covered by the lessee’s insurance policy, as well as a secondary coverage from the Company’s aviation insurance, and the terrorist attack was deemed to be an insurable event. Following the incident and the immediate damage assessment, AerSale received a settlement offer in an amount sufficient to cover the loss amount. AerSale declined this offer because the covered value in the event of a total loss was $10 million, and a total loss would be triggered if required repairs were to exceed 75% of that amount. Original repair estimates after the incident ranged from $8 million to $10 million, which indicated that the incident would qualify as a total loss.

In accordance with ASC 610-30-25-2 Other Income — Gains and Losses on Involuntary Conversions:

An involuntary conversion of a nonmonetary asset to monetary assets and the subsequent reinvestment of the monetary assets is not equivalent to an exchange transaction between an entity and another entity. The conversion of a nonmonetary asset to monetary assets is a monetary transaction, whether the conversion is voluntary or involuntary, and such a conversion differs from exchange transactions that involve only nonmonetary assets. To the extent the cost of a nonmonetary asset differs from the amount of monetary assets received, the transaction results in the realization of a gain or loss that shall be recognized.

Furthermore, as noted in ASC 610-30-25-4

In some cases, a nonmonetary asset may be destroyed or damaged in one accounting period, and the amount of monetary assets to be received is not determinable until a subsequent accounting period. In those cases, gain or loss shall be recognized in accordance with Topic ASC 450.

Based on this guidance, we determined that the impairment on the aircraft would be fully offset by the amount of insurance proceeds even if the full refund amount was not determinable at the time of the incident, provided that the original repair assessment and the amount of insurance coverage significantly exceeded the asset impairment amount of $2.5 million; and any amount potentially realizable in excess of the cost basis of the damage would trigger a gain contingency under ASC 450-30 to be recognized when realized (ASC 450-30-25). As such, we recognized an insurance receivable equal to the impairment amount and deferred recognition of any contingent gains until realized.

When assessing the probability of collection of sufficient insurance proceeds to cover the impairment amount of $2.5 million, we evaluated the following factors:

1)	Damage was covered by the insurance policy on the asset.
2)	Insurer acknowledged that AerSale had a valid claim (no claim dispute).
3)	Receipt of a settlement offer which supports AerSale’s claim validity.
4)	Original repair estimates supported amounts significantly higher than the recorded receivable amount of $2.5 million, which indicated a high probability of loss recovery.

We then concluded in the year of the incident, that recovery of the impairment amount of $2.5 million was probable.

As part of the insurance claim process, additional inspections of the asset were required, but these were made difficult as we had limited access to the asset as it was located at an airport in Karachi, Pakistan. Upon further inspections, damages were quoted between $6.3 million to $8.5 million. We also received an additional settlement offer in excess of the recorded receivable amount, but below the quoted damages which we also declined. Other factors considered in assessing the probably of collection as of December 31, 2020 include:

1)	A settlement amount in excess of the receivable amount has been agreed upon by the lead insurer and a settlement agreement has been drafted and settlement amounts have been placed into escrow. Delay in finalizing the settlement has been due to a reinsurer located in Pakistan, who has noted that the impacts of COVID-19 have not allowed it to conclude on the settlement.
2)	We have been advised by our external counsel that despite the delays, collection of the settlement amount continues to be probable.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note B. Summary of Significant Accounting Policies

Inventory, page 48

2. We note for that for aircraft and engine parts that originate from dismantled aircraft and engines, cost is determined using a ratio calculated based on the relationship of the cost of the dismantled aircraft or engine at the time of purchase to the total estimated sales value of the dismantled aircraft or engine at the time of purchase. You further state that "At the time of sale, this ratio is applied to the sale price of each individual airframe and/or engine part to determine its allocated cost." Please tell us in further detail how this ratio is calculated and applied, please provide us an example.

The Company’s Asset Management segment is in the business of buying whole airplanes or engines and performing teardowns in order to monetize the individual parts and components. The related inventory cost primarily consists of: (i) the book value cost of the asset at the time of dismantlement or “LOT” cost; and (ii) the price paid for part repairs, which is tracked and identifiable at the part level. Our experience has proven that an effort to allocate LOT cost at the part level at the time of dismantlement is not practical and would not yield more accurate cost matching. This is because this approach also entails a margin estimate and a judgmental allocation of the asset cost to its components at a point in time when various factors that affect the margin estimate are unknown, and such an early cost allocation will most likely require a subsequent cost adjustment at the part level as the estimates that gave rise to the cost allocation change over time. As such, LOT cost is separately tracked at the product line level (i.e., A320, B757, CF6-80, etc) and allocated to the parts at the time of sale. In order to release LOT cost, we determine the ratio that would allow us to completely apply our inventory LOT cost to the estimated inventory value based on future sales projections. We then apply this ratio to parts at the time of sale to determine the cost of sale amount related to LOT cost. Repair cost is specifically identifiable and does not require a cost allocation methodology.

We consider this methodology to be acceptable under ASC 330-10-30-13, where it states that “in some situations a reversed mark-up procedure of inventory pricing, such as the retail inventory method, may be both practical and appropriate. The business operations in some cases may be such as to make it desirable to apply one of the acceptable methods of determining cost to one portion of the inventory or components thereof and another of the acceptable methods to other portions of the inventory.”

We periodically monitor our estimates used to determine our inventory’s realizable value using the latest sales volume and pricing at the part level each reporting period; and can therefore adjust our margins based on any changes to market dynamics.

Example (using rounded values for convenience):

An engine net book value at the time of teardown is $1 million and belongs to the CF6-80 product line, which has been determined will generate $50 million in net revenues and has a total cost (LOT plus repair cost) of $40 million for a projected margin of 20% of the sales price. Assume there is a part for which we have incurred $0.1 million in repair charges and is being sold for $0.5 million. Our cost calculation would be as follows:

LOT margin rate calculation

(Projected net sales – total cost) / Projected net sales

(50,000,000 – 40,000,000) / 50,000,000 = 20%

LOT cost calculation:

(sales price – repair cost) x (1-margin rate) = LOT cost reduction

($500,000 – $100,000) x 80% = 320,000

Total cost of goods sold calculation:

(sales price – repair cost) x (1-margin rate) + (repair cost) = Total cost

[($500,000 – $100,000) x 80%] + 100,000 = $420,000

Based on this example, the margin on this sale would be $80,000 or 16% of the sales price.

Please note that a sale of material with no repair cost would generate a 20% margin; and conversely, a sale of material where repair cost equals price would generate no margin.

Form 10-Q for the Quarter Ended June 30, 2021

Note B. Summary of Significant Accounting Policies

Revision of Prior Period Financial Statements, page 7

3. We note that you identified and corrected errors related to the classification of your private warrants. You further disclose that as a result of your review of the SEC April 12, 2021 Public Statement on warrants you concluded that your private warrants do not meet the conditions to be classified as equity and instead should be classified as liabilities. Please tell us how you account for your public warrants. If you account for them as equity, please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

AerSale advises the Staff that following further analysis and consideration of the statement issued by John Coates, Acting Director, Division of Corporation Finance, and Paul  Munter, Acting Chief Accountant, that highlighted a number of important financial reporting considerations; among other things, reporting considerations for warrants issued by special purpose acquisition companies (SPACs), we reevaluated the accounting treatment of our warrants and concluded that our Private Warrants should be classified as liabilities, which resulted in a correction of  error in the prior period financial statements reported on the Company’s Form 10-Q.

Concurrently, we evaluated the Company’s Public Warrants and confirmed that equity treatment was the appropriate classification. This was based on the fact that the Company’s Public Warrants do not have any contingency or settlement provisions that would cause them to fail either the indexation criteria or the settlement criteria as described in ASC 815-40. See additional details below.

Assessment of Public Warrants

In determining the classification of the Public Warrants, management has considered the accounting guidance in ASC 815 - Derivatives and Hedging (“ASC 815”) and ASC 480 – Distinguishing Liabilities from Equity (“ASC 480”), to establish whether the Public Warrants are (a) freestanding or embedded and (b) indexed to and settled in the Company’s stock meeting the qualifications of equity classification.

(a)	Public Warrants are freestanding or embedded

Each Public Warrant entitles the holder thereof to purchase one share of common stock of the Company, for $11.50 per share, subject to adjustments as described in the warrant agreement (“Warrant Agreement”). The Public Warrants (Nasdaq: ASLEW) are publicly traded under a separate ticker from the Company’s shares of common stock (Nasdaq: ASLE) and therefore, management concluded that Public Warrants are freestanding financial instruments.

(b)	Indexation and Settlement to and in the Company’s Stock

In determining whether the Public Warrants are indexed to and settled in the Company’s common stock, and whether an instrument that is indexed to the issuer’s own stock should be classified as a liability/asset or equity in accordance with ASC 815-40, management has evaluated the following exercise contingencies and settlement provisions in the Warrant Agreement,

Provision	ASC 815-40-15 (Indexation) Assessment	ASC 815-40-25 (Settlement) Assessment

Section 3.3.1(b)

In the event of a redemption pursuant to Section 6 hereof in which the Company’s board of directors (the “Board ”) has elected to require all holders of the Warrants to exercise such Warrants on a “cashless basis,” by surrendering the Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the excess of the “Fair Market Value” (as defined in this subsection 3.3.1(b)) over the exercise price of the Warrants by (y) the Fair Market Value. Solely for purposes of this subsection 3.3.1(b) and Section 6.3, the “Fair Market Value” shall mean the volume weighted average price of the Common Stock for the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Warrants, pursuant to Section 6 hereof;

Section 6.1 Redemption

Subject to Section 6.4 hereof, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon

These provisions of the Warrant Agreement provide the Company a call option to redeem, not less than all of the outstanding Public Warrants, at any time while they are exercisable and prior to their expiration provided that the sales price of the common stock has been $18.00 on each of twenty (20) trading days within a thirty (30) day period. The Company considered the $0.01 redemption price to be a non-substantive settlement feature as the warrant is only redeemable in situations when it has significant intrinsic value. As a result, holders of the warrants would be expected to exercise their warrants as opposed to receiving a $0.01 payment from the company. The redemption option effectively shortens the maturity of the warrants when (1)

stock price is greater than $18 and (2) the Company

Since the cash settlement for $0.01 is non-substantive, this provision does not preclude equity classification of the warrant since this provision will only result in either net share settlement or the public warrant holder exercising the warrant for $0.01. However, the Company concludes the $0.01 redemption price to be a non-substantive settlement feature as the warrant is only redeemable in situations when it has significant intrinsic value.

notice to the Registered Holders of the Warrants, as described in Section 6.2 below, at the price of $0.01 per Warrant (the “Redemption Price”), provided that the last sales price of the Common Stock reported has been at least $18.00 per share (subject to adjustment in compliance with Section 4hereof), on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third trading day prior to the date on which notice of the redemption is given and provided that there is an effective registration statement covering the issuance of the shares of Common Stock issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 6.2 below) or the Company has elected to require the exercise of the Warrants on a “cashless basis” pursuant to subsection 3.3.1.

decides to redeem the warrant. It

does not impact the strike price of the warrant or the number of shares issued under the warrant. Therefore, the Company considered this call option to be an exercise contingency. According to ASC 815-40-15-7B, an exercise contingency precludes an instrument from being considered indexed to an entity’s own stock if it is based on one of the following;

(i)An observable market, other than the market for the issuer’s stock (if applicable)

(ii)An observable index, other than an index calculated or measured solely by reference to operations (I.e. Earnings before interest, taxes, depreciation and amortization, Sales, Net Income, etc.)

The exercise contingency in Section 6.1 of the Warrant Agreement is not based on an observable market or index and therefore it does not preclude the Public Warrants from being considered indexed to the Company’s own stock.

Section 3.3.2 Issuance of Shares of Common Stock on Exercise

As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price (if payment is pursuant to subsection 3.3.1(a) ), the Company shall issue to the Registered Holder of such Warrant a book-entry position or certificate, as applicable, for the number of full shares of Common Stock to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it, and if such Warrant shall not have been exercised in full, a new book-entry position or countersigned Warrant, as applicable, for the number of shares of Common Stock as to which such Warrant shall not have been exercised. Notwithstanding the foregoing, the Company shall not be obligated to deliver any shares of Common Stock pursuant to the exercise of a Warrant and shall have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act with respect to the shares of Common Stock underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations under Section 7.4. No Warrant shall be exercisable and the Company shall not be obligated to issue shares of Common Stock upon exercise of a Warrant unless the shares of Common Stock issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the Registered Holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such

N.A.

The settlement of Public Warrants in unregistered shares is not prohibited. This provision of the Warrant agreement discusses the Company is not obligated to issue shares of common stock upon exercise of the Public Warrants unless the underlying shares of common stock issuable upon such exercise have been registered. In no event should the Company be obligated to settle the exercise of a Public Warrant in cash as required by the conditions in ASC 815-40-25-10 for equity classification.

Warrant shall not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless, in which case the purchaser of a Unit containing such Public Warrants shall have paid the full purchase price for the Unit solely for the shares of Common Stock underlying such Unit. In no event will the Company be required to net cash settle any Warrant. The Company may require holders of Public Warrants to settle the Warrant on a “cashless basis” pursuant to Section 7.4. If, by reason of any exercise of warrants on a “cashless basis”, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share of Common Stock, the Company shall round down to the nearest whole number, the number of shares of Common Stock to be issued to such holder.

Section 3.3.5 Maximum Percentage

This section of the Warrant Agreement allows for any number of Public Warrants to be exercised for full shares of common stock provided the quantity of shares is less than the Maximum Percentage as defined in Section 3.3.5 of the Warrant Agreement. The Company’s Public Warrants can be exercised in increments and no requirements to exercise all at once exist.

Section 3.3.5 (Maximum Percentage) is not considered to be an exercise contingency and has no impact on the settlement, which remains fixed. Therefore, the provision does not preclude equity classification of the warrants.

N/A

Section 4 Adjustments:

Section 4 of the Warrant Agreement provides for anti-dilution adjustments to the number of common shares and/or the exercise price in the following provisions; which we have analyzed under the accounting guidance in ASC 815-40-15-7,

Stock Dividends: Split-Ups.

The adjustment to the number of common shares and/or exercise price governed by these provisions in Section 4 of the Warrant Agreement are to eradicate the dilution effect to the holders that would result from those specific dilutive events.

Section 4.4 of the Warrant Agreement (Replacement of Securities upon Reorganization, etc.), governs certain change-in-control provisions that are subject to approval by more than 50% of the outstanding

If after the date hereof, and subject to the provisions of Section 4.6 below, the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Warrant shall be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of the Common Stock entitling holders to purchase shares of Common Stock at a price less than the “Fair Market Value” (as defined below) shall be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for the shares of Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the Fair Market Value. For purposes of this subsection 4.1.1, (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for shares of Common Stock, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “Fair Market Value” means the volume weighted average per share price of the Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of

Furthermore, the indexation guidance under ASC 815-40-55-42 and 815-40-55-43 states that adjustment provisions for these types of events (if based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events should have on the price of the underlying shares) do not preclude the instrument from being considered indexed to the issuer’s stock. As such, these provisions do not preclude the Company’s Public Warrants from being considered indexed to the Company’s own stock.

shares of the Company’s single class of common stock. These tender and exchange offer provisions entitle the holders of the Public Warrants to receive the same kind and amount of consideration (including cash) received by the holders of underlying shares as if the Public Warrants had been converted immediately prior to the change-in-ownership event.

We concluded this is a qualifying exception to the general principle in ASC 815-40-25 whereby equity classification is not precluded since the holders of the Company’s common shares underlying the contract would also receive the same cash consideration.

Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

Stock Dividends: Extraordinary Dividends.

If the Company, at any time while the Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of the Common Stock on account of such shares of Common Stock (or other shares of the Company’s capital stock into which the Warrants are convertible), other than (a) as described in subsection 4.1.1 above, (b) Ordinary Cash Dividends (as defined below), (c) to satisfy the redemption rights of the holders of the Common Stock in connection with a proposed initial Business Combination, (d) to satisfy the redemption rights of the holders of Common Stock in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation that would affect the Company’s pre-initial business combination activity and related stockholders’ rights, including the substance or timing of the Company’s obligation to redeem 100% of its public shares of Common Stock if the Company does not complete its initial business combination within the required time period, or, (e) in connection with the redemption of the shares of Common Stock included in the Units sold in the Offering upon the failure of the Company to complete its initial Business Combination and any subsequent distribution of its assets upon its liquidation (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the

Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Board, in good faith) of any securities or other assets paid on each share of Common Stock in respect of such Extraordinary Dividend. For purposes of this subsection 4.1.2, “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of shares of Common Stock issuable on exercise of each Warrant) does not exceed $0.50 (being 5% of the offering price of the Units in the Offering).

Aggregation of Shares

If after the date hereof, and subject to the provisions of Section 4.6 hereof, the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

Adjustments in Exercise Price

Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as provided in subsection 4.1.1 or Section 4.2 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares of Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of Common Stock so purchasable immediately thereafter.

Replacement of Securities upon Reorganization, etc.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than a change under subsections 4.1.1 or 4.1.2 or Section 4.2 hereof or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of the Company with or into another entity or conversion of the Company as another entity (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event (the “Alternative Issuance” ); provided, however, that (i) if the holders of the Common Stock were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of the Common Stock in such consolidation or merger that affirmatively make such election, and (ii) if a tender, exchange or redemption offer shall have been made to and accepted by the holders of the Common Stock (other than a tender, exchange or redemption offer made by the Company in connection with redemption rights held by stockholders of the Company as provided for in the Company’s amended and restated certificate of incorporation or as a result of the repurchase of shares of Common Stock by the Company if a proposed initial Business

Combination is presented to the stockholders of the Company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) more than 50% of the outstanding shares of Common Stock, the holder of a Warrant shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 4; provided, further, that if less than 70% of the consideration receivable by the holders of the Common Stock in the applicable event is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the Registered Holder properly exercises the Warrant within thirty (30) days following the public disclosure of the consummation of such applicable event by the Company pursuant to a Current Report on Form 8-K filed with the Commission, the Warrant Price shall be reduced by an amount (in dollars) equal to the difference of (i) the Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined below) (but in no event less than zero) minus (B) the Black-Scholes Warrant Value (as defined below). The “Black-Scholes Warrant Value” means the value of a Warrant immediately prior to the consummation of the applicable event based on the Black-Scholes Warrant Model for a Capped American Call on Bloomberg Financial Markets (“Bloomberg”). For purposes of calculating such amount, (1) Section 6 of this Agreement shall be taken into account, (2) the price of each share of Common Stock shall be the volume weighted average price of the Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event, (3) the assumed volatility shall be the 90 day volatility obtained from the HVT function on Bloomberg determined as of the trading day immediately prior to the day of the announcement of the applicable event, and (4) the assumed risk-free interest rate shall correspond to the U.S. Treasury rate for a period equal to the remaining term of the Warrant. “Per Share Consideration” means (i) if the consideration paid to holders of the Common Stock consists exclusively of cash, the amount of such cash per share of Common Stock, and (ii) in all other cases, the volume weighted average price of the Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event. If any reclassification or reorganization also results in a change in shares of Common Stock covered by subsection 4.1.1, then such adjustment shall be made pursuant to subsection 4.1.1 or Sections 4.2, 4.3 and this Section 4.4. The provisions of this Section 4.4 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the Warrant Price be reduced to less than the par value per share issuable upon exercise of the Warrant.

Section 4.8 Other Events

In case any event shall occur affecting the Company as to which none of the provisions of the preceding subsections of this Section 4 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 4, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 4 and, if they determine that an adjustment is necessary, the terms of such adjustment; provided, however, that under no circumstances shall the Warrants be adjusted pursuant to this Section 4.8 as a result of any issuance of securities in connection with a Business Combination. The Company shall adjust

As covered by ASC 815-40-15-7H, some equity-linked financial instruments contain provisions that provide an entity with the ability to unilaterally modify the terms of the instrument at any time, provided that such modifications benefit the holder. The indexation guidance states that certain adjustments that otherwise would violate the strict fixed-for-fixed criteria should not preclude a conclusion that an instrument is indexed to the issuer’s stock. For example, adjustments that may be made to the settlement amount that are affected by variables that would be inputs to the fair value of a fixed-for-fixed forward or option in equity shares is acceptable. In addition, certain adjustments that

N.A.

the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.

are designed to compensate one of the parties to the instrument for changes in value that are not incorporated into a standard pricing model should not preclude a conclusion that an instrument is indexed to the issuer’s stock.

Section 4.8 “other events” is considered to be a modification provision, whereby the Company has the option to modify the terms of the Warrant Agreement to avoid an adverse impact on the holders of the Public Warrants. Although these modification terms are not yet known, they are implicitly intended to benefit the holders. Therefore, this section does not preclude the Public Warrants from being considered indexed to the Company’s own stock.

Section 7.1 No Rights as Stockholder

A Warrant does not entitle the Registered Holder thereof to any of the rights of a stockholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as a stockholder in respect of the meetings of stockholders or the election of directors of the Company or any other matter.

N.A.

This section of the Warrant Agreement indicates that the warrant holders do not have any of the rights of a stockholder and therefore, warrant holders do not have rights that rank higher than that of a stock holder as required under ASC 815-40-25-10 for equity classification.

Section 7.4.1 Registration of the Common Stock

The Company agrees that as soon as practicable, but in no event later than fifteen (15) Business Days after the closing of its initial Business Combination, it shall use its best efforts to file with the Commission a registration statement for the registration, under the Securities Act, of the shares of Common Stock issuable upon exercise of the Warrants. The Company shall use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of this Agreement. If any such registration statement has not been declared effective by the 90th Business Day following the closing of the Business Combination, holders of the applicable Warrants shall have the right, during the period beginning on the 91stBusiness Day after the closing of the Business Combination and ending upon such registration statement being declared effective

By the Commission, and during any other period when the Company shall fail to have maintained an effective registration statement covering the shares of Common Stock issuable upon exercise of the applicable Warrants, to exercise such Warrants on a “cashless basis,” by exchanging the Warrants (in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) or another exemption) for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock

This provision does not preclude equity classification. The input used in a cashless settlement is the fair value of the Company’s stock, which is an explicit input used in the pricing of a fixed-for-fixed option on equity shares. In addition use of an average stock price is permitted under the guidance in ASC 815-40-15.

Management evaluated the scenario in which it didn’t maintain an effective registration statement with the commission upon the request from the Public Warrant holders to exercise such Public Warrants in a cashless basis.

We have concluded the provisions in section 7.4.1 of the Warrant Agreement permits a settlement in unregistered shares based on a mathematical calculation to satisfy the Public Warrant holders’ request to exercise.

Accordingly, management concludes this provision does not preclude the equity classification pursuant to ASC 815-40-25-29.

underlying the Warrants, multiplied by the excess of the “Fair Market Value” (as defined below) over the exercise price of the Warrants by (y) the Fair Market Value. Solely for purposes of this subsection 7.4.1, “Fair Market Value” shall mean the volume weighted average price of the Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the Warrant Agent from the holder of such Warrants or its securities broker or intermediary. The date that notice of cashless exercise is received by the Warrant Agent shall be conclusively determined by the Warrant Agent. In connection with the “cashless exercise” of a Public Warrant, the Company shall, upon request, provide the Warrant Agent with an opinion of counsel for the Company (which shall be an outside law firm with securities law experience) stating that (i)the exercise of the Warrants on a cashless basis in accordance with this subsection 7.4.1 is not required to be registered under the Securities Act and (ii) the shares of Common Stock issued upon such exercise shall be freely tradable under United States federal securities laws by anyone who is not an affiliate (as such term is defined in Rule 144 under the Securities Act (or any successor rule))of the Company and, accordingly, shall not be required to bear a restrictive legend. Except as provided in subsection 7.4.2 , for the avoidance of any doubt, unless and until all of the Warrants have been exercised or have expired, the Company shall continue to be obligated to comply with its registration obligations under the first three sentences of this subsection 7.4.1.

Additionally, we have evaluated all of the conditions pursuant to ASC 815-40-25-10, which must be met by a share-settled contract to be classified as equity;

a)	Settlement permitted in unregistered shares.

Refer to settlement assessment performed by management regarding sections 3.3.2 and 7.4.1 of the Warrant Agreement earlier in the response.

b)	Entity has sufficient authorized and unissued shares.

The Company has sufficient authorized and unissued shares of common stock available to settle the Public Warrants.

c)	Contract contains an explicit share limit.

Contract contains an explicit limit on the number of shares to be delivered. Each Public Warrant entitles the holder thereof to purchase one share of common stock of the Company.

d)	No required cash payment if entity fails to timely file.

There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC). Refer to settlement assessment performed by management regarding sections 3.3.2 and 7.4.1 of the Warrant Agreement earlier in the response.

e)	No cash-settled top-off or make-whole provisions.

There are no cash settled top-off or make-whole provisions. The Warrant Agreement contains no provisions that would require the Company to make cash payment of any kind. Refer to settlement assessment performed by management regarding section 3.3.2 and 7.4.1 of the Warrant Agreement earlier in the response.

f)	No counterparty rights rank higher than shareholder rights.

Refer to settlement assessment performed by management regarding section 7.1 of the Warrant Agreement earlier in the response

g)	No collateral required.

No collateral required to settle the outstanding Public Warrants.

Management understands these conditions are intended to identify situations in which the Company would be involuntarily required to net cash-settle by investors or in any other circumstance, regardless of likelihood, except for (a) liquidation of the Company or (b) a change in control in which the Company’s shareholders would also receive equivalent cash.

Based on management discussions and analysis performed above, we have concluded that our Public Warrants are indexed to the Company’s own common stock and meet each of the conditions stated under ASC 815-40 to be classified as equity instruments. Management also evaluated whether there are any terms or provisions in the Warrant Agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the Public Warrants and we noted no such provisions.

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Please let us know if you have any further questions or if we can clarify any other issue that you may have.

Yours truly,

AerSale Corporation

By:/s/ MARTIN GARMENDIA

Martin Garmendia

Chief Financial Officer, Treasurer and Secretary